November 19, 2009

VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Lynn Dicker Reviewing Accountant Mail Stop 3030 Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, D.C. 20549-0303

Re:          Valence Technology, Inc. (the “Company”)
Commission File No. 0-20028
Form 10-K for Fiscal Year Ended March 31, 2009, as filed June 5, 2009

Dear Ms. Dicker:

We are in receipt of your letter dated October 30, 2009 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K filed June 5, 2009.  We refer you to the letter dated November 10, 2009 from Andrews Kurth LLP, responding to the Staff’s comments on behalf of the Company.  In connection with the response to the Staff’s comments submitted on our behalf, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer any further questions or comments regarding these acknowledgements to the undersigned.

Very truly yours,

/s/ Ross A. Goolsby
Ross A. Goolsby, Chief Financial Officer

cc:           David Burton, Commission
Thomas Jones, Commission
Mary Beth Breslin, Commission
Kevin L. Vaughn, Commission
Robert L. Kanode, Valence Technology, Inc.
Roger Williams, Valence Technology, Inc.
Randy Kish, Valence Technology, Inc.
J. Matthew Lyons, Andrews Kurth LLP
Nancy Lippa, Andrews Kurth, LLP